Mail Stop 4561

February 25, 2009

G. Richard Smith
Chief Executive Officer
Cytta Corp.
16857 E. Saguaro Blvd
Fountain Hills, Arizona 85268

> **Re:** **Cytta Corp.**
> **Form 8-K filed on February 23, 2009**
> **Form 10-Q/A for the Quarterly Period Ended December 31, 2008**
> **File No. 333-139699**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed February 23, 2009

1. It would appear that as a result of the advisement from your independent accountant, you are required to provide disclosure under paragraph (b) of Item 4.02 pursuant to Form 8-K. As a result, you must amend your Form 8-K by filing the independent accountant's letter addressed to the Commission stating whether the independent accountant agrees with the statements made by you in this Item 4.02 and, if not, stating the respects in which it does not agree. This letter must be filed as an exhibit to the amended Form 8-K no later than two business days after your receipt of the letter. We refer you to paragraph (c) of Item 4.02 pursuant to Form 8-K.

G. Richard Smith
Cytta Corp.
February 25, 2009
Page 2

2.   Please amend your filing to disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in your Form 8-K as required by Item 4.02 (b) (4) to the Form 8-K.

Form 10-Q/A for the Quarterly Period Ended December 31, 2008

3.   Your disclosure on page 15 indicates that "as of December 31, 2008…the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were ineffective." However, you also disclose on page 15 that your "Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures and its internal controls and procedures are effective at providing [a] reasonable level of assurance." Please amend your filing to remedy this inconsistency. Note that it would appear to the Staff that this inconsistency in the disclosure would lead to an ineffective conclusion on disclosure controls and procedures.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated

G. Richard Smith
Cytta Corp.
February 25, 2009
Page 3

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jason Niethamer at (202) 551- 3855.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief